Exhibit 41

GROWN ROGUE INTERNATIONAL INC.

Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars

Notes to the Consolidated Financial Statements

i

Report of Independent Auditors

To the Shareholders and Directors

Grown Rogue International, Inc.

Toronto, Ontario

Opinion

We have audited the consolidated financial statements of Grown Rogue International, Inc. (the “Company”), which comprise the consolidated statements of financial position at October 31, 2023 and 2022, and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at October 31, 2023 and 2022, and its consolidated financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

●	Measurement of fair value of biological assets – as discussed in Note 4 of the notes to the consolidated financial statements, the Company measures biological assets at fair value less costs to sell in accordance with IAS 41, Agriculture, which we identified as a key audit matter. The Company uses an income approach to determine the fair value less costs to sell at a specific measurement date, based on the existing cannabis plant’s stage of completion up to the point of harvest.

Turner, Stone & Company, L.L.P. Accountants and Consultants

Key Audit Matters (continued)

The following are the primary procedures we performed to address this key audit matter. We evaluated the design and tested calculations, including the assumptions used, to determine the fair value of the biological assets. We tested allocation of indirect costs, which formed part of standard cost per unit to complete production, by assessing the allocation method, recalculating the allocations and on a selection basis comparing the underlying allocation to source documents.

Other Information

Management is responsible for the other information. The other information comprises the information included in Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements, or our knowledge obtained in the audits, or otherwise appears to be materially misstated.

We obtained Managements’ Discussion and Analysis prior to the date of this auditors’ report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

A further description of our responsibilities for the audit of the consolidated financial statements is included in Appendix A to this independent auditors’ report. Those descriptions form a part of our independent auditors’ report.

The engagement partner on the audit resulting in this independent auditors’ report is Ricky L. McBride.

Certified Public Accountants

February 28, 2023

Appendix A

to

Report of Independent Auditors

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

○	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error; to design and perform audit procedures responsive to those risks; and to obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

○	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

○	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

○	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause an entity to cease to continue as a going concern.

○	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

○	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Company’s consolidated group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during the audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

A-1

Grown Rogue International Inc.

Consolidated Statement of Financial Position

Expressed in United States Dollars

	October 31, 2023	October 31, 2022
	$	$
ASSETS
Current assets
Cash and cash equivalents	8,858,247	1,582,384
Accounts receivable (Note 18)	2,109,424	1,643,959
Biological assets (Note 3)	1,566,822	1,199,519
Inventory (Note 4)	4,494,257	3,131,877
Prepaid expenses and other assets	392,787	352,274
Total current assets	17,421,537	7,910,013
Property and equipment (Note 8)	8,753,266	7,734,901
Notes receivable (Notes 6.2.1 and 6.2.2)	1,430,526	-
Warrants asset (Note 13.2)	1,361,366	-
Intangible assets and goodwill (Note 9)	725,668	725,668
Deferred tax asset (Note 20)	470,358	-
TOTAL ASSETS	30,162,721	16,370,582

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,359,750	1,821,875
Current portion of lease liabilities (Note 7)	824,271	1,025,373
Current portion of long-term debt (Note 10)	1,285,604	1,769,600
Business acquisition consideration payable (Note 5)	360,000	360,000
Unearned revenue	-	28,024
Derivative liability (Notes 11.1.1, 11.2 and 11.2.1)	7,808,500	-
Income tax payable	366,056	311,032
Total current liabilities	13,004,181	5,315,904
Lease liabilities (Note 7)	2,094,412	1,275,756
Long-term debt (Note 10)	102,913	839,222
Convertible debentures (Notes 11.1, 11.2 and 11.2.1)	2,412,762	-
TOTAL LIABILITIES	17,614,268	7,430,882

EQUITY
Share capital (Note 12)	24,593,422	21,858,827
Shares issuable (Note 12)	-	35,806
Contributed surplus (Notes 13 and 14)	8,081,938	6,505,092
Accumulated other comprehensive loss	(114,175)	(109,613)
Accumulated deficit	(20,996,449)	(21,356,891)
Equity attributable to shareholders	11,564,736	6,933,221
Non-controlling interests (Note 23)	983,717	2,006,479
TOTAL EQUITY	12,548,453	8,939,700
TOTAL LIABILITIES AND EQUITY	30,162,721	16,370,582

Commitments and contingencies (Note 24)

Subsequent events (Note 25)

Approved on behalf of the Board of Directors:

Signed “J. Obie Strickler”, Director	Signed “Stephen Gledhill”, Director

The accompanying notes form an integral part of these consolidated financial statements.

Pg 7 of 48

Grown Rogue International Inc.

Consolidated Statement of Comprehensive Income (Loss)

Expressed in United States Dollars

	Years ended October 31,
	2023	2022
	$	$
Revenue
Product sales (Note 2.5)	22,424,169	17,757,283
Service revenue (Note 2.5.1)	929,016	-
Total revenue	23,353,185	17,757,283

Cost of goods sold
Cost of finished cannabis inventory sold	(11,155,676)	(9,227,439)
Costs of service revenue	(308,641)	-
Gross profit, excluding fair value items	11,888,868	8,529,844
Realized fair value amounts in inventory sold	(2,573,151)	(3,685,338)
Unrealized fair value gain on growth of biological assets	3,355,797	3,278,572
Gross profit	12,671,514	8,123,078
Expenses
Accretion expense	1,026,732	491,781
Amortization of property and equipment	578,641	750,916
General and administrative	6,465,877	5,852,236
Share-based compensation	346,113	70,996
Total expenses	8,417,363	7,165,929
Income from operations	4,254,151	957,149
Other income and (expense)
Interest expense	(370,616)	(402,239)
Other income (expense)	441,487	(3,432)
Gain on debt settlement	-	453,858
Unrealized loss on marketable securities	-	(333,777)
Unrealized loss on derivative liability	(4,563,498)	-
Unrealized gain on warrants asset	129,113	-
Loss on disposal of property and equipment	(182,025)	(6,250)
Total other expense, net	(4,545,539)	(291,840)
Gain (loss) from operations before taxes	(291,388)	665,309
Income tax (Note 20)	(370,932)	(245,358)
Net income (loss)	(662,320)	419,951
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation loss	(4,562)	(19,235)
Total comprehensive income (loss)	(666,882)	400,716
Gain (loss) per share attributable to owners of the parent – basic and diluted	(0.00)	0.00
Weighted average shares outstanding – basic and diluted	172,708,792	170,632,611

Net income (loss) for the period attributable to:
Non-controlling interest	(129,279)	(27,507)
Shareholders	(533,041)	447,458
Net income (loss)	(662,320)	419,951

Comprehensive income (loss) for the period attributable to:
Non-controlling interest	(129,279)	(27,507)
Shareholders	(537,603)	428,223
Total comprehensive income (loss)	(666,882)	400,716

The accompanying notes form an integral part of these consolidated financial statements.

Pg 8 of 48

Grown Rogue International Inc.

Consolidated Statement of Changes in Equity

Expressed in United States Dollars

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2022	170,632,611	21,858,827	35,806	6,505,092	(109,613)	(21,356,891)	2,006,479	8,939,700
Issuance of shares underlying shares issuable (Note 12.1)	200,000	35,806	(35,806)	-	-	-	-	-
Stock option vesting expense	-	-	-	344,593	-	-	-	344,593
Currency translation adjustment	-	-	-	-	(4,562)	-	-	(4,562)
Exercise of option to acquire 87% of Canopy membership units	-	-	-		-	893,483	(893,483)	-
Goodness Growth warrants swap	-	-	-	1,232,253	-	-		1,232,253
Settlement of convertible debentures for common shares (Note 11.1.1)	11,173,275	2,698,789	-		-	-		2,698,789
Net loss	-	-	-	-	-	(533,041)	(129,279)	(662,320)
Balance – October 31, 2023	182,005,886	24,593,422	-	8,081,938	(114,175)	(20,996,449)	983,717	12,548,453

	Number of common shares	Share capital	Shares issuable	Contributed surplus	Currency translation reserve	Accumulated deficit	Non- controlling interests	Total equity
	#	$	$	$	$	$	$	$
Balance - October 31, 2021	156,936,876	20,499,031	74,338	6,407,935	(90,378)	(21,804,349)	2,003,986	7,120,563
Shares issued for employment, director, & consulting services (Note 12.2)	529,335	59,796	(38,532)	-	-	-	-	21,264
Private placement of shares (Note 12.3)	13,166,400	1,300,000	-	-	-	-	-	1,300,000
Stock option vesting	-	-	-	97,157	-	-	-	97,157
Currency translation adjustment	-	-	-	-	(19,235)	-	-	(19,235)
Net income (loss)	-	-	-	-		447,458	(27,507)	419,951
Balance – October 31, 2022	170,632,611	21,858,827	35,806	6,505,092	(109,613)	(21,356,891)	2,006,479	8,939,700

The accompanying notes form an integral part of these consolidated financial statements.

Pg 9 of 48

Grown Rogue International Inc.

Consolidated Statement of Cash Flow

Expressed in United States Dollars

	Years ended October 31,
	2023	2022
	$	$
Operating activities
Net income (loss)	(662,320)	419,951
Adjustments for non-cash items in net income (loss):
Amortization of property and equipment	578,641	750,916
Amortization of property and equipment included in costs of inventory sold	1,757,672	1,102,688
Unrealized gain on changes in fair value of biological assets	(3,355,797)	(3,278,572)
Changes in fair value of inventory sold	2,573,151	3,685,338
Deferred income taxes	(470,358)	-
Share-based compensation	-	21,264
Stock option expense	344,593	96,649
Accretion expense	1,026,732	491,781
Loss on disposal of property and equipment	182,025	6,250
Gain on debt settlement	-	(455,674)
Unrealized loss on marketable securities	-	333,777
Loss on fair value of derivative liability	4,563,498	-
Gain on warrants asset	(129,113)	-
Effects of foreign exchange	(2,210)	918
	6,406,514	3,175,286
Changes in non-cash working capital (Note 15)	(677,163)	(1,171,111)
Net cash provided by operating activities	5,729,351	2,004,175

Investing activities
Purchase of property and equipment and intangibles	(1,456,782)	(1,111,283)
Cash advances and loans made to other parties	(1,430,526)	-
Payments of acquisition payable	-	(2,000)
Net cash used in investing activities	(2,887,308)	(1,113,283)

Financing activities
Proceeds from convertible debentures	8,000,000	-
Proceeds from long-term debt	-	100,000
Proceeds from private placement	-	1,300,000
Repayment of long-term debt	(1,631,830)	(732,803)
Repayment of convertible debentures	(261,006)	-
Payments of lease principal	(1,673,344)	(1,089,738)
Net cash provided by (used in) financing activities	4,433,820	(422,541)

Change in cash and cash equivalents	7,275,863	468,351
Cash and cash equivalents, beginning	1,582,384	1,114,033
Cash and cash equivalents, ending	8,858,247	1,582,384

Supplemental cash flow disclosures (Note 16)

The accompanying notes form an integral part of these consolidated financial statements.

Pg 10 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

1.	CORPORATE INFORMATION AND DEFINED TERMS

1.1	Corporate Information

These consolidated financial statements for the years ended October 31, 2023, and 2022, include the accounts of Grown Rogue International Inc. and its subsidiaries. The registered office is located at 40 King St W Suite 5800, Toronto, ON M5H 3S1.

Grown Rogue International Inc.’s subsidiaries and ownership thereof are summarized in the table below.

Company	Ownership	Defined Term
Grown Rogue International Inc.	100% owner of GR Unlimited	The “Company”
Grown Rogue Unlimited, LLC	100% by the Company	“GR Unlimited”
Grown Rogue Gardens, LLC	100% by Grown Rogue Unlimited, LLC	“GR Gardens”
GRU Properties, LLC	100% by Grown Rogue Unlimited, LLC	“GRU Properties”
GRIP, LLC	100% by Grown Rogue Unlimited, LLC	“GRIP”
Grown Rogue Distribution, LLC	100% by Grown Rogue Unlimited, LLC	“GR Distribution”
GR Michigan, LLC	87% by Grown Rogue Unlimited, LLC	“GR Michigan”
Canopy Management, LLC	87% by Grown Rogue Unlimited, LLC	“Canopy”
Golden Harvests LLC	60% by Canopy Management, LLC	“Golden Harvests”

The Company is primarily engaged in the business of growing and selling cannabis products. The primary cannabis product produced and sold is cannabis flower.

1.2	Defined Terms

Following are certain defined terms used herein:

Term	Defined Term	Reference
General terms:
International Financial Reporting Standards	“IFRS”
International Accounting Standards	“IAS”
International Accounting Standards Board	“IASB”
International Financial Reporting Interpretations Committee	“IFRIC”
United States	“U.S.”
United States dollar	“U.S. dollar”
Fair value less costs to sell	“FVLCTS”
Fair value through profit or loss	“FVTPL”
Fair value through other comprehensive income	“FVOCI”
Other comprehensive income	“OCI”
Solely payments of principal and interest	“SPPI”
Expected credit loss	“ECL”
Cash generating unit	“CGU”
Internal Revenue Code	“IRC”
U.S. Securities and Exchange Commission	“SEC”
Securities Exchange Act of 1934	“1934 Act”
Federal Deposit Insurance Corporation	“FDIC”

Pg 11 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

Term	Defined Term	Reference
Terms related to the Company’s locations:
Outdoor grow property located in Trail, Oregon leased from CEO	“Trail”
Outdoor post-harvest facility located in Medford, Oregon leased from CEO	“Lars”

Terms related to officers and directors of the Company:
President & Chief Executive Officer	“CEO”
Chief Financial Officer	“CFO”
Senior Vice President of GR Unlimited	“SVP”
Chief Operating Officer (position eliminated in December 2021)	“COO”
Michigan General Manager	“GM”

Terms related to transactions with High Street Capital Partners, LLC:
High Street Capital Partners, LLC	“HSCP”	Note 6.1
Agreement of the Company to acquire substantially all of the assets of the growing and retail operations of HSCP	“HSCP Transaction”	Note 6.1
Management Services Agreement with HSCP	“HSCP MSA”	Note 6.1
Secured promissory note payable with a principal sum of $1,250,000	“Secured Promissory Note”	Notes 6.1, 10.1
Principal Payment of $500,000 due to HSCP on May 1, 2023	“First Principal Payment”	Note 10.1

Terms related to transactions with Plant-Based Investment Corp.:
Plant-Based Investment Corp., formerly related party	“PBIC”
Unsecured promissory note agreement with PBIC of September 9, 2021	“PBIC Note”	Note 10.2
The Company’s sun-grown A-flower 2021 harvest, defined in the PBIC Note	“Harvest”	Note 10.2
The Company’s former ownership of 2,362,204 shares of PBIC	“PBIC Shares”	Note 10.2
2766923 Ontario Inc., receiver of PBIC Shares from the Company as part of the settlement of the PBIC Note	“Creditor”	Note 10.2

Terms related to Convertible Debentures issued in December 2022:
Convertible debentures with aggregate principal amount of $2,000,000 issued in December 2022	“December Convertible Debentures”	Note 11.1
Purchasers of Convertible Debentures	“Purchasers”	Note 11.1
6,716,499 warrants issued to the Purchasers	“December Warrants”	Note 11.1

Terms related to Convertible Debentures issued in July 2023:
Convertible debentures with aggregate principal amount of $5,000,000 issued in July 2023	“July Convertible Debentures”	Note 11.2
Subscribers of Convertible Debentures	“Subscribers”	Note 11.2
13,737,500 warrants issued to the Subscribers	“July Warrants”	Note 11.2

Terms related to Convertible Debentures issued in August 2023:
Convertible debentures with aggregate principal amount of $1,000,000 issued in July 2023	“August Convertible Debentures”	Note 11.2.1
Subscribers of Convertible Debentures	“Subscribers”	Note 11.2.1

Pg 12 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

Term	Defined Term	Reference
Terms related to December 2021 non-brokered private placement of common shares:
Non-brokered private placement of common shares (“Private Placement”) for total gross proceeds of $1,300,000	“Private Placement”	Note 12.3

Terms related to March 2021 brokered private placement of special warrants:
Agent for March 2021 brokered private placement of special warrants	“Agent”	Note 13.1
March 2021 brokered private placement of special warrants	“Offering”
An aggregate of 1,127,758 broker warrants of the Company	“Broker Warrants”	Note 13.1
Compensation options, resulting from exercise of Broker Warrants	“Compensation Options”	Note 13.1
Warrants for consideration of advisory services issued to the Agent	“Advisory Warrants”	Note 13.1
The Broker Warrants and Advisory Warrants referred to collectively	“Agent Warrants”	Note 13.1
One unit of the Company resulting from exercise of a Compensation Option, comprised of one common share and one common share purchase warrant	“Compensation Unit”	Note 13.1
Warrant resulting from Compensation Option	“Compensation Warrant”	Note 13.1

Terms related to consulting agreement with Goodness Growth
Goodness Growth Holdings, Inc. (CSE: GDNS; OTCQX: GDNSF)	“Goodness Growth”	Note 13.2
The consulting agreement under which the Company provides services to Goodness Growth	“Consulting Agreement”	Note 13.2
Volume weighted average price	“VWAP”	Note 13.2

Terms related to ABCO Garden State, LLC secured draw down promissory note
ABCO Garden State, LLC	“ABCO”	Note 6.2.1
New Jersey Cannabis Regulatory Commission	“CRC”	Note 6.2.1
Secured draw down promissory note	“ABCO Promissory Note”	Note 6.2.1

2.	SIGNIFICANT ACCOUNTING POLICIES AND JUDGMENTS AND DEFINED TERMS

2.1	Statement of Compliance

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations of the IFRIC. These consolidated financials are filed on the system for electronic document analysis and retrieval (SEDAR+).

The Board of Directors authorized the issuance of these consolidated financial statements on February 27, 2024.

The principal accounting policies adopted in the preparation of these consolidated financial statements are set forth below.

Pg 13 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

2.2	Basis of Consolidation

The subsidiaries are those companies controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the subsidiaries by way of its ownership and rights pertaining to the subsidiaries. The financial statements of subsidiaries are included in these consolidated financial statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

2.3	Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value, as described herein.

2.4	Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar, and the functional currency of its subsidiaries is the United States dollar. These consolidated financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the consolidated statement of comprehensive income (loss).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income (loss) and reported as currency translation reserve in shareholders’ equity.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss).

2.5	Revenue

Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied, which is upon the transfer of control of the contracted goods or provision of contracted services. Control of goods is transferred when title and physical possession of the contracted goods have been transferred to the customer, which is determined by the shipping terms and certain additional considerations. The Company does not have performance obligations subsequent to the transfer of title and physical possession of the contracted goods. Revenues from sales of goods are recognized when the transfer of ownership to the customer has occurred and the customer has accepted the product. Revenues from services are recognized when services have been provided, the income is determinable, and collectability is reasonably assured. The Company’s contract terms do not include a provision for significant post-service delivery obligations.

Pg 14 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

2.5.1	Service Revenue

On May 24, 2023, GR Unlimited entered into the Consulting Agreement with Goodness Growth. Under the Consulting Agreement, GR Unlimited supports Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota. The Consulting Agreement and amendments to the Consulting Agreement provide for service revenue earned to be calculated beginning January 2023. Also see Note 13.2 for further discussion on the terms of the Consulting Agreement.

2.6	Inventory

Inventory is valued at the lower of cost and net realizable value. The capitalized cost for produced inventory includes the direct and indirect costs initially capitalized to biological assets before the transfer to inventory. The capitalized cost also includes subsequent costs such as materials, labor, depreciation and amortization expense on equipment involved in packaging, labelling and inspection. The total cost of inventory also includes the fair value adjustment which represents the fair value of the biological asset at the time of harvest and which is transferred from biological asset costs to inventory upon harvest. All direct and indirect costs related to inventory are capitalized as they are incurred; these costs are recorded ‘Cost of finished cannabis inventory sold’ on the consolidated statement of comprehensive income (loss) at the time cannabis is sold. The realized fair value amounts included in inventory sold are recorded as a separate line on the consolidated statement of comprehensive income (loss).

2.7	Cost of Finished Cannabis Inventory Sold

Cost of finished cannabis inventory sold includes the value of inventory sold, excluding the fair value adjustment carried from biological assets into inventory. Cost of finished cannabis inventory sold also includes the value of inventory write downs.

2.8	Biological Assets

Biological assets are measured at fair value. The Company’s biological assets consist of cannabis plants. The Company capitalizes all the direct and indirect costs as incurred related to the biological transformation of the biological assets between the point of initial recognition and the point of harvest, including direct costs, indirect costs, allocated fixed and variable overheads, and depreciation and amortization of equipment used to grow plants through the harvest of the plants. Before planting, the capitalized costs approximate fair value. After planting, fair value is estimated at the fair value of the market sales price of the finished product less costs to complete. Subsequent to harvest, the recognized biological asset amount becomes the cost basis of finished goods inventory. Unrealized gains or losses arising from changes in fair value less costs to sell during the period are included in the consolidated statement of comprehensive income (loss) as ‘Unrealized fair value gain on growth of biological assets’. After sale, the amount of ‘Unrealized fair value gain on growth of biological assets’ sold is recognized as ‘Realized fair value amounts in inventory sold’.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

2.9	Income (Loss) per Share

Basic income (loss) per share is calculated by dividing the income (loss) attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the income (loss) attributable to common shareholders equals the reported income (loss) attributable to owners of the Company. Diluted income (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

2.10	Accounts Payable and Accrued Liabilities

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not. Provisions are recognized when the Company has an obligation (legal or constructive) arising from a past event, and the costs to settle this obligation are both probable and able to be reliably measured.

2.11	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are members of key management, subject to common control, or can exert significant influence over the Company. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

2.12	Property and Equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any. Costs include borrowing costs for assets that require a substantial period of time to become ready for use.

Amortization is recognized so as to recognize the cost of assets less their residual values over their useful lives, using the straight-line method. Amortization begins when an asset is available for use, meaning that it is in the location and condition necessary for it to be used in the manner intended by management. The estimated useful lives, residual values and method of amortization are reviewed at each period end, with the effect of any changes in estimated useful lives and residual values accounted for on a prospective basis.

The Company capitalizes costs incurred to construct assets; when such assets are not available for use as intended by management, amortization expense is not recorded until constructed assets are placed into service.

Amortization is calculated applying the following useful lives:

Furniture and fixtures	7-10	years on a straight-line basis
Computer and office equipment	3-5	years on a straight-line basis
Production equipment and other	5-10	years on a straight-line basis
Leasehold improvements	1-40	years on a straight-line basis

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists, and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount, being the higher of their fair value less costs of disposal and their value in use. Fair value is the price at which the asset could be bought or sold in an orderly transaction between market participants. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

Right-of-use leased assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. Depreciation is recognized from the commencement date of the lease.

2.13	Impairment of Long-lived Assets

For all long-lived assets, except for intangible assets with indefinite useful lives and intangible assets not yet available for use, the Company reviews its carrying amount at the end of each reporting period to determine whether there is any indication that those assets have suffered an impairment loss. Where such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in profit or loss.

Impairment losses may be reversed in a subsequent period where the impairment no longer exists or has decreased. The carrying amount after a reversal must not exceed the carrying amount (net of depreciation) that would have been determined had no impairment loss been recognized. A reversal of impairment loss is recognized in profit or loss.

2.14	Share-based Compensation

2.14.1	Share-based Payment Transactions

Transactions with non-employees that are settled in equity instruments of the Company are measured at the fair value of the goods or services rendered. In situations where the fair value of the goods or services received by the entity as consideration cannot be reliably measured, transactions are measured at fair value of the equity instruments granted. The fair value of the share-based payments is recognized together with a corresponding increase in equity over a period that services are provided, or goods are received.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

2.14.2	Equity Settled Transactions

The costs of equity settled transactions with employees are measured by reference to the fair value of the equity instruments at the date on which they are granted, using the Black Scholes option pricing model.

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative cost is recognized for equity settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus. No expense is recognized for awards that do not ultimately vest.

2.14.3	Share Issuance Costs

Costs incurred in connection with the issuance of equity are netted against the proceeds received net of tax. Costs related to the issuance of equity and incurred prior to issuance are recorded as deferred equity issuance costs and subsequently netted against proceeds when they are received.

2.15	Income Taxes

Tax expense includes current and deferred tax. This expense is recognized in profit or loss, except for income tax related to the components of other comprehensive income (loss) or equity, in which case the tax expense is recognized in other comprehensive income (loss) or equity respectively.

Current tax assets and liabilities are obligations or claims for the current and prior periods to be recovered from (or paid to) taxation authorities that are still outstanding at the end of the reporting period. Current tax is computed on the basis of tax profit which differs from net profit. Income taxes are calculated using tax rates and laws enacted or substantively enacted at the end of the reporting period.

Deferred tax is recognized based on temporary differences between the carrying amount and the tax basis of the assets and liabilities. Any change in the net amount of deferred tax assets and liabilities is included in profit or loss. Deferred tax assets and liabilities are determined based on enacted or substantively enacted tax rates and laws that are expected to apply to taxable profit for the periods in which the assets and liabilities will be recovered or settled. Deferred tax assets are recognized when it is likely they will be realized. Deferred tax assets and liabilities are not discounted.

The Company recognizes a deferred tax asset or liability for all deductible temporary differences arising from equity securities of subsidiaries, unless it is probable that the temporary difference will not reverse in the foreseeable future and the Company is able to control the timing of the reversal.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

2.16	Financial Instruments

2.16.1	Financial Assets

Initial Recognition

The Company initially recognizes financial assets at fair value on the date that the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Classification and Measurement

Under IFRS 9 Financial Instruments, financial assets are initially measured at fair value. In the case of a financial asset not categorized as FVTPL, transaction costs are included. Transaction costs of financial assets carried at FVTPL are expensed in net income (loss).

Subsequent classification and measurement of financial assets depends on the Company’s business objective for managing the asset and the cash flow characteristics of the asset:

-	Amortized cost – Financial assets held for collection of contractual cash flows that meet the SPPI test are measured at amortized cost. Interest income or expense is recognized as other income (expense) in the consolidated financial statements, and gains/losses are recognized in net income (loss) when the asset is derecognized or impaired.

-	FVOCI – Financial assets held to achieve a particular business objective other than short term trading are designated at FVOCI. IFRS 9 also provides the ability to make an irrevocable election at initial recognition of a financial asset, on an instrument by instrument basis, to designate an equity investment that would otherwise be classified as FVTPL and that is neither held for trading nor contingent consideration arising from a business combination to be classified as FVOCI. There is no recycling of gains or losses through net income (loss). Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to Deficit.

-	FVTPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL.

2.16.2	Financial Liabilities

The Company initially recognizes financial liabilities at fair value on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The subsequent measurement of financial liabilities is determined based on their classification as follows:

-	FVTPL – Derivative financial instruments entered into by the Company that do not meet hedge accounting criteria are classified as FVTPL. Gains or losses on these types of financial liabilities are recognized in net income (loss).

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

-	Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method. Gains and losses are recognized in net income (loss) when the liabilities are derecognized as well as through the amortization process.

The following table summarizes the original measurement categories for each class of the Company’s financial assets and financial liabilities:

Asset/Liability	Classification
Accounts receivable	Amortized cost
Cash and cash equivalents	Amortized cost
Marketable securities	FVTPL
Warrants Asset	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Long-term debt	Amortized cost
Interest payable	Amortized cost
Convertible debentures	Amortized cost
Derivative liabilities	FVTPL

Impairment

IFRS 9 introduces a three-stage ECL model for determining impairment of financial assets. The expected credit loss model does not require the occurrence of a triggering event before an entity recognizes credit losses. IFRS 9 requires an entity to recognize expected credit losses upon initial recognition of a financial asset and to update the quantum of expected credit losses at the end of each reporting period to reflect changes to credit risk of the financial asset. The adoption of the ECL model did not have a material impact on the Company’s consolidated financial statements.

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve month expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

2.17	Business Combinations

A business combination is a transaction or event in which the acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair values. Goodwill represents the difference between total consideration paid and the fair value of the net identifiable assets acquired. Acquisition costs incurred are expensed within the consolidated statement of comprehensive income (loss).

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 with the corresponding gain or loss recognized in profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to changed. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-out milestones are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

Management exercises judgment in determining the entities that it controls for consolidation and associated non-controlling interests. For financial reporting purposes, an entity is considered controlled when the Company has power over an entity and its ability to affect its economic return from the entity. The Company has power over an entity when it has existing rights that give it the ability to direct the relevant activities which can significantly affect the investee’s returns. Such power can result from contractual arrangements. However, certain contractual arrangements contain rights that are designed to protect the Company’s interest, without direct equity ownership in the entity, in which case non-controlling interests are recognized.

2.18	Intangible Assets and Goodwill

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives.

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the CGU or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

Goodwill and intangible assets with an indefinite life or not yet available for use are tested for impairment annually at year-end, and whenever events or circumstances that make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Finite life intangible assets are tested whenever there is an indication of impairment.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

Goodwill and indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Indefinite life intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount. Goodwill is tested for impairment based on the level at which it is monitored by management, and not at a level higher than an operating segment. The Company’s goodwill is allocated to the cannabis operating segment and the U.S. cannabis and hemp-derived market CGU. The allocation of goodwill to the CGUs or group of CGUs requires the use of judgment.

An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount. The recoverable amounts of the CGUs’ assets are determined based on either fair value less costs of disposal or value-in-use method. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the CGU, given the necessity of making key economic assumptions about the future. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill, and any excess is allocated to the carrying value of assets in the CGU. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an asset impairment loss is allocated to the assets of the CGU on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior period. Impairment losses on goodwill are not subsequently reversed.

2.19	Adoption of New Accounting Pronouncements

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to the standards process of IFRS, the IASB issued amendments to IAS 41 Agriculture. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13 Fair Value Measurement. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company adopted the amendments to IAS 41 effective November 1, 2022, which did not have material impact to the Company’s consolidated financial statements.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to the standards process of IFRS, the IASB issued amendments to IFRS 9 Financial Instruments. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company adopted the Amendments to IFRS 9 effective November 1, 2022, which did not have material impact to the Company’s consolidated financial statements.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

Amendments to IAS 37: Onerous Contracts — Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company adopted the amendments to IAS 37 effective November 1, 2022, which did not have material impact to the Company’s consolidated financial statements.

2.20	New Accounting Pronouncements

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

IFRS 17 – Insurance Contracts

IFRS 17 Insurance Contracts establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The standard is effective for annual periods beginning on or after January 1, 2023. The Company is evaluating the potential impact of this standard on the Company’s consolidated financial statements.

3.	BIOLOGICAL ASSETS

Biological assets consist of cannabis plants, which reflect measurement at FVLCTS. Changes in the carrying amounts of biological assets for the years ended October 31, 2023 and 2022, are as follows:

	October 31, 2023	October 31, 2022
	$	$
Beginning balance	1,199,519	1,188,552
Increase in biological assets due to capitalized costs	6,792,298	5,630,863
Change in FVLCTS due to biological transformation	3,355,797	3,278,572
Transferred to inventory upon harvest	(9,780,792)	(8,898,468)
Ending balance	1,566,822	1,199,519

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

FVLCTS is determined using a model which estimates the expected harvest yield for plants currently being cultivated, and then adjusts that amount for the expected selling price and also for any additional costs to be incurred, such as post-harvest costs.

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

-	Expected costs required to grow the cannabis up to the point of harvest

-	Estimated selling price per pound

-	Expected yield from the cannabis plants

-	Estimated stage of growth – the Company applied a weighted average number of days out of the approximately 62-day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value according to the stage of growth and estimated costs to complete cultivation.

			Impact of 20% change
	October 31, 2023	October 31, 2022	October 31, 2023	October 31, 2022
Estimated selling price per (pound)	$945	$817	$340,390	$246,397
Estimated stage of growth	51%	49%	$280,663	$204,814
Estimated flower yield per harvest (pound)	3,283	2,638	$280,663	$204,814

4.	INVENTORY

The Company’s inventory composition is as follows:

	October 31, 2023	October 31, 2022
	$	$
Raw materials	501,433	134,926
Work in process	3,677,502	2,735,000
Finished goods	315,322	261,951
Ending balance	4,494,257	3,131,877

The cost of inventories, excluding changes in fair value, included as an expense and included in cost of goods sold for the years ended October 31, 2023, was $11,155,676 (2022 $9,227,439).

5.	BUSINESS COMBINATIONS

5.1	Golden Harvests

On May 1, 2021, the Company acquired a controlling 60% interest in Golden Harvests for aggregate consideration of $1,007,719 comprised of 1,025,000 common shares of the Company with a fair value of $158,181 and cash payments of $849,536. Consideration remaining to be paid at the date of these consolidated financial statements included cash payments of $360,000. During the year ended October 31, 2023, 200,000 common shares issuable since May 1, 2021, with an aggregate fair value of $35,806, were issued.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

On December 1, 2021, the Company and the seller of the 60% controlling interest in Golden Harvests agreed to extend the due date of the cash portion of business acquisition consideration payable until December 31, 2024, in exchange for monthly payments at a rate of 18% per annum. The Company may pay all or part of the cash portion of the business acquisition consideration payable prior to December 31, 2024. The following table summarizes the movement in business acquisition consideration payable.

Business acquisition consideration payable	$
Acquisition date fair value	370,537
Payments	(8,000)
Application of prepayments	(4,000)
Accretion	1,463
Balance – October 31, 2022 and 2023	360,000

6.	OTHER INVESTMENTS, PURCHASE DEPOSITS AND NOTES RECEIVABLE

6.1	Investment in Assets Sold by HSCP

On February 5, 2021, the Company agreed to acquire substantially all of the assets of the growing and retail operations pursuant to the HSCP Transaction, for an aggregate total of $3,000,000 in consideration, payable in a series of tranches, subject to receipt of all necessary regulatory and other approvals. A payment of $250,000 was to be due at closing and the payment of the remaining purchase price was to depend on the timing of the closing. The Company also executed the HSCP MSA, a management services agreement, pursuant to which the Company agreed to pay $21,500 per month as consideration for services rendered thereunder, until the completion of the HSCP Transaction. In accordance with the MSA, the Company owned all production from the growing assets derived from the growing operations of HSCP, and the Company operated the growing facility of HSCP under the MSA until receipt of the necessary regulatory approvals relating to the acquisition by the Company of HSCP’s growing assets. The Company had no involvement with the retail operations contemplated in the agreement until the HSCP Transaction was completed.

On April 14, 2022, the HSCP Transaction closed with modifications to the original terms: the retail purchase was mutually terminated, and total consideration for the acquisition was reduced to $2,000,000. Upon closing, the Company had paid $750,000 towards the acquisition, and owed a principal sum of $1,250,000 as a Secured Promissory Note, which was fully paid on December 31, 2023 subsequent to the consolidated statement of financial position dated October 31, 2023, as described in Note 10.1.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

6.2	Notes Receivable

6.2.1	ABCO Garden State, LLC Draw Down Promissory Note

On October 4, 2023, the Company announced that it signed a definitive agreement with an option to acquire 70% of ABCO, pending regulatory approval from the CRC. ABCO was granted a conditional cultivation and manufacturing license by the CRC and will receive its annual cultivation license soon. GR Unlimited executed the ABCO Promissory Note with ABCO’s affiliate, Iron Flag, LLC, to fund tenant improvements and for general working capital at the 50,000 square foot facility leased by ABCO for use in ABCO’s cannabis cultivation operations under construction and estimated to be completed in the second quarter of 2024.

Pursuant to the ABCO Promissory Note, GR Unlimited shall make the maximum amount available to Iron Flag, LLC in one or more advances in an aggregate amount not to exceed $4,000,000. Interest on the outstanding principal borrowed shall accrue at a rate of 12.5% per annum commencing with respect to each advance and accruing until the date the standing advances and all accrued interest is paid in full.

As at October 31, 2023, the outstanding balance of the ABCO Promissory Note was $1,170,101, and the accrued interest receivable was $8,758.

6.2.2	New Jersey Retail Promissory Note

On October 3, 2023, GR Unlimited executed a promissory note and advanced $250,000 to an individual representing the principal amount of the note. Pursuant to the promissory note agreement, interest on the outstanding principal borrowed shall accrue at a rate of 12% per annum provided that, if the extended maturity date of the note is triggered, interest shall accrue on the outstanding balance commencing on the maturity date and ending on the extended maturity date of the promissory note.

As at October 31, 2023, the outstanding balance of the promissory note was $250,000, and the accrued interest receivable was $1,667.

Subsequent to the consolidated statement of financial position dated October 31, 2023, the Company signed a related definitive agreement on January 16, 2024 to invest in the development of an adult-use dispensary in West New York, New Jersey. Also see subsequent event in note 25.2.

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Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

7.	LEASES

The following is a continuity schedule of lease liabilities.

	October 31, 2023	October 31, 2022
	$	$
Balance - beginning	2,301,129	2,360,438
Additions	2,583,661	1,030,429
Disposals	(292,763)	-
Interest expense on lease liabilities	272,521	243,360
Payments	(1,945,865)	(1,333,098)
Balance - ending	2,918,683	2,301,129
Current portion	824,271	1,025,373
Non-current portion	2,094,412	1,275,756

Set out below are undiscounted minimum future lease payments after October 31, 2023.

Total future minimum lease payments ($)
Less than one year	1,108,495
Between one and five years	2,572,570
Total	3,681,065

8.	PROPERTY AND EQUIPMENT

	Computer and Office Equipment	Production Equipment and Other	Leasehold Improvements	Right-of- use Assets	Total
	$	$	$	$	$
COST
Balance - October 31, 2021	16,283	511,167	4,978,088	3,328,032	8,833,570
Additions	-	34,690	3,014,807	951,377	4,000,874
Disposals	-	(2,825)	(10,375)	-	(13,200)
Balance - October 31, 2022	16,283	543,032	7,982,520	4,279,409	12,821,244
Additions		434,736	990,469	2,583,661	4,008,866
Disposals		(3,339)	(3,862)	(599,707)	(606,908)
Balance - October 31, 2023	16,283	974,429	8,969,127	6,263,363	16,223,202
ACCUMULATED AMORTIZATION
Balance - October 31, 2021	16,283	196,103	2,017,029	861,571	3,090,986
Amortization for the period	-	114,197	706,567	1,181,543	2,002,307
Disposals	-	(895)	(6,055)	-	(6,950)
Balance - October 31, 2022	16,283	309,405	2,717,541	2,043,114	5,086,343
Amortization for the period	-	94,518	1,108,228	1,312,968	2,515,714
Disposals	-	(2,584)	(802)	(128,735)	(132,121)
Balance - October 31, 2023	16,283	401,339	3,824,967	3,227,347	7,469,936
NET BOOK VALUE
Balance - October 31, 2022	-	233,627	5,264,979	2,236,295	7,734,901
Balance – October 31, 2023	-	573,090	5,144,160	3,036,016	8,753,266

Pg 27 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

For the years ended October 31, 2023, amortization capitalized was $1,937,073 (2022 - $1,251,391) and expensed amortization was $578,641 (2022 - $750,916).

9.	INTANGIBLE ASSETS AND GOODWILL

Indefinite lived intangible assets and goodwill	October 31, 2023	October 31, 2022
	$	$
Balance – beginning	725,668	399,338
Additions – grower licenses	-	326,330
Balance – ending	725,668	725,668

Additions during the year ended October 31, 2022, resulted from the HSCP Transaction (Note 6.1).

10.	LONG-TERM DEBT

Transactions related to the Company’s long-term debt for the years ended October 31, 2023 and 2022, include the following:

	Note
Movement in long-term debt	10.1	10.2	10.3	10.4	10.5	10.6	10.7	Total $
Balance - October 31, 2021	-	600,572	249,064	280,567	150,000	142,997	786,461	2,209,661
Additions to debt	1,250,000	100,000	-	-	-	-	-	1,350,000
Settlement of debt	-	(706,352)	-	-	-	-	-	(706,352)
Interest accretion	-	5,780	79,046	71,443	-	36,594	295,453	488,316
Debt payments	-	-	(25,000)	(25,000)	(150,000)	(12,500)	(520,303)	(732,803)
Balance - October 31, 2022	1,250,000	-	303,110	327,010	-	167,091	561,611	2,608,822
Interest accretion	-	-	96,985	83,752	-	43,006	187,782	411,525
Debt payments	(900,000)	-	(25,000)	(25,000)	-	(12,500)	(669,330)	(1,631,830)
Balance – October 31, 2023	350,000	-	375,095	385,762	-	197,597	80,063	1,388,517
Current portion	350,000	-	334,395	344,118	-	177,028	80,063	1,285,604
Non-current portion	-	-	40,700	41,644	-	20,569	-	102,913

	Note
Undiscounted future payments at:	10.1	10.2	10.3	10.4	10.5	10.6	10.7	Total $
October 31, 2022	1,250,000	-	456,250	457,991	-	225,799	754,150	3,144,190
October 31, 2023	350,000	-	431,250	432,991	-	213,298	84,820	1,512,359
Current portion	350,000		387,500	388,806		191,484	84,820	1,402,610
Non-current portion			43,750	44,185		21,814		109,749

10.1	12.5% Note Payable Owed by GR Distribution to HSCP with Original Principal Amount of $1,250,000

On April 14, 2022, the Company purchased indoor growing assets from HSCP (Note 6.1). Purchase consideration included a secured promissory note payable with a principal sum of $1,250,000, of which $500,000 was due on August 1, 2022 and $750,000 was due on May 1, 2023, before amendment of the agreement, which is described below. Collateral for the secured promissory note payable is comprised of the assets purchased.

Pg 28 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

On August 1, 2022, the terms of the Secured Promissory Note between GR Distribution and HSCP, were amended. As amended, the Secured Promissory Note will be fully settled by two principal amounts of $500,000 and $750,000 due on May 1, 2023. Beginning on August 1, 2022, and continuing until repaid in full, the unpaid portion of the First Principal Amount will accrue simple interest at a rate per annum of 12.5%, payable monthly. In the event the Company raises capital, principal payments shall be made as follows. If the capital raise is less than or equal to $2 million, then 25% of the capital raise shall be paid against the First Principal Payment; if the capital raise is greater than $2 million and less than or equal to $3 million, then $250,000 shall be paid against the First Principal Payment; and if the capital raise is greater than $3 million, then $500,000 shall be paid against the First Principal Payment.

On May 1, 2023, the terms of the Secured Promissory Note were amended for a second. Under the second amendment, the Secured Promissory Note will be fully settled in two principal amounts. On May 1, 2023, the $500,000 principal payment plus all accrued but unpaid interest under the first amendment was due and payable. The remaining principal balance of $500,000, which bears no interest, is due and payable as follows: $150,000 due and payable on August 1, 2023; $150,000 due and payable on November 1, 2023; and $200,000 due and payable on December 31, 2023. The Company paid $900,000 during the year ended October 31, 2023.

10.2	0% Stated Rate Note Payable to PBIC with Original Principal Amount of $800,000 and Harvest-based Payments (settled)

On September 9, 2021, the Company entered into the PBIC Note, an unsecured promissory note agreement with PBIC, a formerly related party, in the amount of $800,000, which was to be fully advanced by September 30, 2021. During the year ended October 31, 2022, $100,000 was received (through October 31, 2021 - $600,000). The PBIC Note was to mature on December 15, 2022, with payments commencing January 15, 2022, and continuing through and including December 15, 2022. The terms required the Company to make certain participation payments to the lender based on a percentage monthly sales of cannabis flower sold from the Company’s Harvest (sun-grown A-flower 2021 harvest), less 15% of such amount to account for costs of sales. The percentage was determined by dividing 2,000 by the total volume of pounds of the Harvest, proportionate to principal proceeds. A portion of these payments were to be used to pay down the outstanding principal on a monthly basis. The PBIC Note would have automatically terminated when the full amount of any outstanding principal plus the applicable participation payments were paid prior to the maturity date. Should the participation payments have fully repaid the principal amount prior to the maturity date then the PBIC Note would have automatically terminated. The PBIC Note bore no stated rate of interest, and in the event of default, would have born interest at 15% per annum. The PBIC Note was reported at amortized cost using an effective interest rate of approximately 1.9%.

On June 20, 2022, the Company announced the settlement of the PBIC Note, which had a principal balance owing of $700,000. The Company agreed to transfer its PBIC Shares (the Company’s ownership of 2,362,204 common shares of PBIC), to the Creditor (2766923 Ontario Inc.), to which PBIC sold and assigned the PBIC Note. In exchange, the Creditor provided forgiveness and settlement of all amounts owing in connection with the PBIC Note. The Company reported a gain on debt settlement of $449,684 as a result of the settlement.

Pg 29 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

10.3	10% Note Payable Owed by Golden Harvests with Original Principal Amount of $250,000

On May 1, 2021, the Company assumed a note payable owed by Golden Harvests (Note 5) with a carrying value of $227,056. The note is for a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 14, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 33%. During each of the years ended October 31, 2023 and 2022, the Company made principal payments of $25,000.

10.4	10% Note Payable Owed by GR Distribution with Original Principal Amount of $250,000

On January 27, 2021, debt was issued by GR Distribution with a principal amount of $250,000, interest paid monthly at 10% per annum, and a maturity date of January 27, 2024. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $250,000. The note is reported at amortized cost using an effective interest rate of approximately 27%. During each of the years ended October 31, 2023 and 2022, the Company made principal payments of $25,000.

10.5	10% Note Payable Owed by GR Gardens with Original Principal Amount of $150,000 (settled)

On December 2, 2020, debt was issued by GR Gardens with a principal amount of $150,000, interest accrued at 10% per annum, and a maturity date of December 31, 2021. Interest and principal are payable upon maturity. The maturity date was extended by six-months for a fee of $1,000 per $10,000 of principal extended, which was $75,000. The balance was fully paid during the year ending October 31, 2022.

10.6	10% Note Payable Owed by GR Distribution with Original Principal Amount of $125,000

On November 23, 2020, debt was issued by GR Distribution with a principal amount of $125,000, interest paid monthly at 10% per annum, and a maturity date of November 23, 2023. After the maturity date, additional interest payments are due quarterly, at amounts that cause total interest paid over the life of the debt to equal $125,000. The note is reported at amortized cost using an effective interest rate of approximately 27%. During each of the years ended October 31, 2023 and 2022, the Company made principal payments of $12,500.

10.7	0% Stated Rate Note Payable by Canopy with Original Principal Amount of $600,000 and Royalty Payments to Lenders

On March 20, 2020, debt with a principal amount of $600,000 was received under a secured debt investment of $600,000. It carries a two-year term, with monthly payments of principal commencing June 15, 2020, and with payments calculated at 1% of cash sales receipts of Golden Harvests. Once the principal is repaid, each investor receives a monthly royalty of 1% per $100,000 invested of cash receipts for sales by Golden Harvests. The royalty commenced in December 2021, at which time principal was repaid, and is payable monthly a period of two years. The royalty maximum is two times the amount of principal invested, and the royalty minimum is equal to the principal loaned. The Company has the right, but not the obligation, to terminate royalty payments from any lender by paying an amount equal to the original principal invested by such lender. The debt is reported at the carrying value of the probability-weighted estimated future cash flows of all payments under the agreement at amortized cost using the effective interest method, at an effective interest rate of approximately 73%. A portion of this debt is due to related parties (Note 17.4). During the years ended October 31, 2023 and 2022, the Company made principal payments of $669,330 and $520,303, respectively.

Pg 30 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

10.8	Accrued Interest Payable

Accrued interest payable on long-term debt at October 31, 2023 was $Nil (October 31, 2022 - $Nil).

11.	CONVERTIBLE DEBENTURES

Transactions relating to the Company’s convertible debentures for the year ended October 31, 2023, include the following:

	Note
Movement in convertible debt	11.1	11.2	Total $
Balance - October 31, 2022	-	-	-
Additions to debt	2,000,000	6,000,000	8,000,000
Derivative liability recognition	(783,856)	(3,982,944)	(4,766,800)
Debt settlement through conversion of shares (Note 11.1.1)	(1,174,639)	-	(1,174,639)
Interest accretion	343,556	271,651	615,207
Debt payments	(137,745)	(123,261)	(261,006)
Balance - October 31, 2023	$247,316	2,165,446	$2,412,762
Current portion	-	-	-
Non-current portion	247,316	2,165,446	2,412,762

11.1	9% Convertible Debentures with Original Principal Amount of $2,000,000

On December 5, 2022, the Company announced the closing of a non-brokered private placement of the December Convertible Debentures with an aggregate principal amount of $2,000,000. The December Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 36 months from the date of issue. The December Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.20 per common share. Additionally, on closing, the Company issued to the Purchasers of the December Convertible Debentures an aggregate of 6,716,499 warrants, that represents 50% coverage of each Purchaser’s Convertible Debenture investment. The December Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of $0.25 CAD per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days. The December Convertible Debentures and December Warrants issued pursuant to the private placement (and the underlying common shares) were subject to a statutory hold period of four months and one day from the closing date.

11.1.1	Debt Settlement Through Conversion of Shares

During the year ended October 31, 2023, Purchasers of the December Convertible Debentures converted an aggregate total of convertible debenture principal of $1,040,662 and $133,977 at CAD$0.20 per share into 10,151,250 and 1,022,025 common shares respectively.

Pg 31 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

The conversion feature of the December Convertible Debentures gives rise to the derivative liability reported on the consolidated statement of financial position at October 31, 2023. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at October 31, 2023, was estimated to be $490,195 (October 31, 2022 - $Nil) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	4.67%
Expected life	2.09 years
Expected volatility	99%

11.2	9% Convertible Debentures with Original Principal Amount of $5,000,000

On July 13, 2023, the Company announced the closing of a non-brokered private placement of unsecured the July Convertible Debentures with an aggregate principal amount of $5,000,000. The Convertible Debentures accrue interest at 9% per year, paid quarterly, and mature 48 months from the date of issue. The July Convertible Debentures are convertible into common shares of the Company at a conversion price of CAD$0.24 per common share, at any time on or prior to the maturity date. Additionally, on closing, the Company issued to the Subscribers of the July Convertible Debentures an aggregate of 13,737,500 July Warrants, that represents one-half of one warrant for each CAD$0.24 of Principal amount subscribed. The July Warrants are exercisable for a period of three years from issuance into common shares at an exercise price of CAD$0.28 per common share. The Company has the right to accelerate the warrants if the closing share price of the common shares on the Canadian Securities Exchange is CAD$0.40 or higher for a period of 10 consecutive trading days. The July Warrant expiry date will be accelerated to 90 days following notice of the acceleration.

The conversion feature of the July Convertible Debentures gives rise to the derivative liability reported on the consolidated statement of financial position at October 31, 2023. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at October 31, 2023, was estimated to be $6,053,927 (October 31, 2022 - $Nil) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	4.18%
Expected life	3.70 years
Expected volatility	99%

11.2.1	9% Convertible Debentures with Original Principal Amount of $1,000,000

On August 17, 2023, the Company announced that it had closed the second and final tranche of a non-brokered private placement of unsecured convertible debentures for gross proceeds of $1,000,000 (the August Convertible Debentures), for a total aggregate principal amount under both tranches of $6,000,000 with the July Convertible Debentures. Additionally, on closing, the Company issued to Subscribers under the second tranche an aggregate of 2,816,250 common share purchase warrants. The terms of the August Convertible Debentures and warrants issued as part of this second tranche are the same as those issued in the July Convertible Debentures and July Warrants.

Pg 32 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

The conversion feature of the August Convertible Debentures gives rise to the derivative liability reported on the consolidated statement of financial position at October 31, 2023. The derivative liability is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the derivative liability at October 31, 2023, was estimated to be $1,264,378 (October 31, 2022 - $Nil) using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	4.18%
Expected life	4.00 years
Expected volatility	99%

12.	SHARE CAPITAL AND SHARES ISSUABLE

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the year ended October 31, 2023, the following share transactions occurred:

12.1	200,000 Common Shares Issued to Settle Shares Issuable

On January 10, 2023, the Company issued 200,000 common shares with an aggregate fair value of $35,806, which was reported as issuable as at October 31, 2022, which represented a portion of consideration for the acquisition of Golden Harvests (Note 5).

12.2	10,151,250 Common Shares Issued to Settle Convertible Debentures

On July 13, 2023, the Company issued 10,151,250 common shares with an aggregate fair value of $2,428,656, as holders opted to convert their convertible debentures (Note 11.1.1).

12.3	1,022,025 Common Shares Issued to Settle Convertible Debentures

On August 30, 2023, the Company issued 1,022,025 common shares with an aggregate fair value of $270,133, as holders opted to convert their convertible debentures.

During the year ended October 31, 2022, the following share transactions occurred:

12.4	529,335 Common Shares Issued to Employees, Directors, and/or Consultants

The Company issued 529,335 common shares with a fair value of $59,796 for employment compensation, director services and consulting services.

12.5	13,166,400 Common Shares Issued in Private Placement for Proceeds of $1,300,000

On December 9, 2021, the Company closed the Private Placement, a non-brokered private placement of common shares, for total gross proceeds of $1,300,000 (CDN$1,645,800). The Private Placement resulted in the issuance of 13,166,400 common shares of Grown Rogue at a purchase price of CAD$0.125 per share. All common shares issued pursuant to the Private Placement were subject to a hold period of four months and one day. The CEO of Grown Rogue invested $300,000 in the Private Placement and received 3,038,400 common shares of the Company.

Pg 33 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

13.	WARRANTS

The following table summarizes the warrant activities for the years ended October 31, 2023 and 2022:

	Number	Weighted Average Exercise Price (CAD$)
Balance - October 31, 2021	56,919,787	0.22
Expiration of warrants pursuant to convertible debt deemed re-issuance	(8,409,091)	0.16
Expiration of warrants issued pursuant to private placement to CGOC	(15,000,000)	0.13
Balance – October 31, 2022	33,510,696	0.28
Issuance pursuant to the December Convertible Debentures (Note 11.1)	6,716,499	0.25
Issuance pursuant to the July Convertible Debentures (Note 11.2)	13,737,500	0.28
Issuance pursuant to the August Convertible Debentures (Note 11.2.1)	2,816,250	0.28
Issued pursuant to the Consulting Agreement with Goodness Growth (Note 13.2)	8,500,000	0.33
Expiration of warrants pursuant to Feb 2021 subscriptions	(8,200,000)	0.20
Expiration of warrants pursuant to the Offering (Special warrant issue)	(23,162,579)	0.30
Expiration of warrants pursuant to terminate purchase agreement	(2,148,117)	0.44
Balance – October 31, 2023	31,770,249	0.29

As at October 31, 2023, the following warrants were issued and outstanding:

Exercise price (CAD$)	Warrants outstanding	Life (years)	Expiry date
0.25	6,716,499	2.09	December 2, 2025
0.28	13,737,500	2.70	July 13, 2026
0.28	2,816,250	2.80	August 17, 2026
0.33	8,500,000	4.93	October 05, 2028
0.29	31,770,249	3.18

13.1	Agent Warrants

On March 5, 2021, as consideration for the services rendered the Agent to the Offering (a brokered private placement of special warrants), the Company issued to the Agent an aggregate of 1,127,758 Broker Warrants of the Company exercisable to acquire 1,127,758 Compensation Options for no additional consideration. As consideration for certain advisory services provided in connection with the Offering, the Company issued to the Agent an aggregate of 113,500 Advisory Warrants exercisable to acquire 113,500 Compensation Options for no additional consideration. The Broker Warrants and Advisory Warrants are collectively referred to as the Agent Warrants.

Each Compensation Option entitled the holder thereof to purchase one Compensation Unit of the Company at the Issue Price of CAD$0.225 for a period of twenty-four (24) months. Each Compensation Unit was comprised of one common share and one Compensation Warrant. Each Compensation Warrant entitled the holder thereof to purchase one common share in the capital of the Company at a price of CAD$0.30 for twenty-four (24) months. The Agent Warrants expired on March 5, 2023.

Pg 34 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

13.2	Goodness Growth Consulting Agreement

The Consulting Agreement with Goodness Growth was executed as of May 24, 2023, whereby GR Unlimited will support Goodness Growth in the optimization of its cannabis flower products, with a particular focus on improving the quality and yield of top-grade “A” cannabis flower across its various operating markets, starting with Maryland and Minnesota (Note 2.5.1).

As part of this strategic agreement, Goodness Growth is obligated to issue 10,000,000 warrants to purchase 10,000,000 subordinate voting shares of Goodness Growth to the Company, with a strike price equal to CAD$0.317 (US$0.233), being a 25.0 percent premium to the 10-day VWAP of Goodness Growth’s subordinate voting shares prior to the effective date of the Consulting Agreement. Similarly, the Company will issue 8,500,000 warrants to purchase 8,500,000 common shares of the Company to Goodness Growth, with a strike price equal to CAD$0.225 (US$0.166), being a 25.0 percent premium to the 10-day VWAP of the Company’s common shares prior to the effective date of the Consulting Agreement.

The Company first measured and recognized the fair value ($1,232,253) of the warrants using a Black-Scholes option pricing model as of the warrants’ deemed issuance date, which was the effective date of the Consulting Agreement (May 24, 2023). The Company and Goodness Growth issued and exchanged the warrants on October 5, 2023, at which time the carrying value ($1,232,253) of the warrants issued and received was recorded to equity and Warrants Asset, respectively.

The Warrants Asset is remeasured at fair value through profit and loss at each reporting period using the Black-Scholes option pricing model. The fair value of the Warrants Asset at October 31, 2023, was estimated to be $1,361,366 (October 31, 2022 - $Nil) using the following assumptions:

Expected (strike) price	0.328
Risk-free interest rate	4.18%
Expected life	4.94 years
Expected volatility	99%

Pg 35 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

14.	STOCK OPTIONS

The following table summarizes the stock option movements for the years ended October 31, 2023 and 2022:

	Number	Exercise price (CAD$)
Balance - October 31, 2021	5,765,000	0.20
Granted to employees	605,000	0.15
Forfeitures by service provider	(500,000)	0.44
Forfeitures by employees	(960,000)	0.15
Balance – October 31, 2022	4,910,000	0.18
Granted to employees	3,650,000	0.15
Granted to employees	400,000	0.30
Granted to service providers	2,750,000	0.15
Expiration of options to employees	(430,000)	0.15
Expiration of options to employees	(75,000)	0.22
Balance – October 31, 2023	11,205,000	0.17

14.1	Stock Options Granted

During the year ended October 31, 2023, 6,800,000 options were granted (2022 – 605,000) to employees and service providers.

The fair value of the options granted during the year ended October 31, 2023, was approximately $450,325 (CAD$611,439) which was estimated at the grant dates based on the Black-Scholes option pricing model, using the following assumptions:

Expected dividend yield	Nil%
Risk-free interest rate	3.89%
Expected life	4.0 years
Expected volatility	86%

The vesting terms of options granted during the year ended October 31, 2023, are set out in the table below:

Number granted	Vesting terms
200,000	1/3 on each anniversary of grant date
200,000	50% on one year anniversary of grant date, 50% on second anniversary of grant date
400,000	Fully vested on grant date
6,000,000	Vest on one year anniversary of grant date
6,800,000

Pg 36 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

14.2	Stock Options Issued and Outstanding

As at October 31, 2023, the following stock options were issued and outstanding:

Exercise price (CAD$)	Options outstanding	Number exercisable	Remaining Contractual Life (years)	Expiry period
0.15	1,845,000	1,782,500	0.7	July 2024
0.15	200,000	200,000	1.1	November 2024
0.30	1,000,000	850,000	1.5	April 2025
0.16	1,150,000	1,150,000	1.6	May 2025
0.15	85,000	85,000	2.0	November 2025
0.15	300,000	150,000	2.5	April 2026
0.15	6,225,000	400,000	3.2	January 2027
0.30	400,000	-	3.9	September 2027
0.17	11,205,000	4,617,500	2.4

15.	CHANGES IN NON-CASH WORKING CAPITAL

The changes to the Company’s non-cash working capital for the years ended October 31, 2023, and 2022 are as follows:

Years ended October 31,	2023	2022
	$	$
Accounts receivable	(465,465)	(904,711)
Inventory and biological assets	(767,636)	(94,595)
Prepaid expenses and other assets	(40,513)	5,267
Accounts payable and accrued liabilities	569,451	(124,334)
Interest payable	-	(13,750)
Income tax payable	55,024	56,401
Unearned revenue	(28,024)	(95,389)
Total	(677,163)	(1,171,111)

16.	SUPPLEMENTAL CASH FLOW DISCLOSURE

Years ended October 31,	2023	2022
	$	$
Interest paid	358,154	400,630
Fair value of common shares issued and issuable for services	-	59,796
Fair value of common shares issued to settle convertible debentures	2,698,789	-
Right-of-use assets acquired through leases (Note 7)	2,583,660	1,030,429
Note payable to HSCP used to acquire assets (Note 10.1)	350,000	1,250,000

Pg 37 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

17.	RELATED PARTY TRANSACTIONS

During the years ended October 31, 2023 and 2022, the Company incurred the following related party transactions.

17.1	Transactions with CEO

Through its wholly owned subsidiary, GRU Properties, the Company leases Trail, owned by the Company’s President and CEO. The lease was extended during the year ended October 31, 2021, with a term through December 31, 2025. Lease charges of $72,000 (2022 – 72,000) were incurred for year ended October 31, 2023. The lease liability for Trail at October 31, 2023, was 139,014 (October 31, 2022 - $193,312).

During the year ended October 31, 2021, the Company leased Lars, a facility which is beneficially owned by the CEO, and is located in Medford, Oregon with a term through June 30, 2026. Lease charges for Lars of $190,035 (2022 - $184,500) were incurred for the year ended October 31, 2023. The lease liability for Lars at October 31, 2023, was $470,134 (October 31, 2022 - $607,900).

During the year ended October 31, 2021, the CEO leased equipment to the Company, which had a balance due of $Nil at October 31, 2023 (October 31, 2022 - $9,433). Lease payments of $9,971 were made against the equipment leases during the year ended October 31, 2023 (2022 - $28,871).

Leases liabilities payable to the CEO were $609,148 in aggregate at October 31, 2023 (October 31, 2022 - $810,645).

The CEO earned a royalty of 2.5% of sales of flower produced at Trail through December 31, 2021, at which time the royalty terminated. The CEO earned royalties of $Nil during the year ended October 31, 2023 (2022 - $305).

During the year ended October 31, 2022, the Company settled $62,900 in long-term liabilities due to the CEO as part of the CEO’s total $300,000 subscription to a non-brokered private placement of common shares (Note 12.3).

During the year ended October 31, 2023, the Company, through GR Unlimited, acquired 87% of the membership units of Canopy from the CEO. All payments necessary for GR Unlimited to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests.

17.2	Transactions with Spouse of CEO

During the year ended October 31, 2023, the Company incurred expenses of $98,846 (2022 - $60,000) for salary paid to the spouse of the CEO. At October 31, 2023, accounts and accrued liabilities payable to this individual were $2,692 (October 31, 2022 - $1,154). The spouse of the CEO was granted 500,000 options during the year ended October 31, 2023.

Pg 38 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

17.3	Transactions with Key Management Personnel

Key management personnel consist of the President and CEO; the CFO, the COO, GM and the SVP of the Company. The compensation to key management is presented in the following table:

Years ended October 31,	2023	2022
	$	$
Salaries and consulting fees	880,195	1,118,694
Share-based compensation	-	13,043
Stock option expense	161,422	20,082
Total	1,041,617	1,151,819

Stock options granted to key management personnel and close family members of key management personnel include the following. During the year ended October 31, 2023, 1,500,000 options were granted to the CEO; 750,000 options were granted to the CFO; 750,000 options were granted to the SVP; and 175,000 options to the GM. During the year ended October 31, 2022, no options were granted to key management personnel.

During the year ended October 31, 2023, 1,250,000 stock options were granted to three board of directors.

During the year ended October 31, 2023, the SVP purchased December 2022 Convertible Debentures with a principal balance of $50,000 and was issued 167,912 December Warrants.

During the year ended October 31, 2023, the Company issued 200,000 shares to the GM, which represented a portion of consideration for the acquisition of Golden Harvests (Notes 5 and 12.1).

Compensation to the board of directors during the year ended October 31, 2023, was $18,000, (2022 – fees of $18,000 and issuance of 273,750 common shares with a fair value of $20,562).

Through its subsidiary, Golden Harvests, the Company leased Morton, owned by the Company’s GM, that is located in Michigan, with a lease term through January 2026. Lease charges of $180,000 (2022 - $152,000) were incurred during the year ended October 31, 2023. The lease liability of Morton at October 31, 2023 was $377,043 (2022 - $428,476).

Through its subsidiary, Golden Harvests, the Company also leased Morton Annex located in Michigan, which is owned by the Company’s GM. The lease term was extended during the year ended October 31, 2023, through November 2023. Lease charges of $740,000 (2022 - $330,000) were incurred during the year ended October 31, 2023. The lease liability of Morton Annex at October 31, 2023, was $29,774 (2022 - $211,991).

Accounts payable, accrued liabilities, and lease liabilities due to key management at October 31, 2023, totaled $1,118,763 (October 31, 2022 - $1,587,700).

Pg 39 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

17.4	Debt Balances and Movements with Related Parties

The following table sets out portions of debt pertaining to related parties:

	CEO	SVP	Director	COO	GM	Total
	$	$	$	$	$	$
Balance - October 31, 2021	65,539	131,078	196,617	163,750	358,537	915,521
Interest	24,621	49,242	73,863	1,250	62,863	211,839
Payments	(43,361)	(86,717)	(130,076)	(165,000)	(61,400)	(486,554)
Balance - October 31, 2022	46,799	93,603	140,404	-	360,000	640,806
Interest	15,649	31,297	46,947	-	64,800	158,693
Payments	(55,778)	(111,555)	(167,333)	-	(64,800)	(399,466)
Balance – October 31, 2023	6,670	13,345	20,018	-	360,000	400,033

Pursuant to the loan and related agreements transacted during the year ended October 31, 2020, the CEO, SVP, and a director obtained 5.5%; 1%; and 2.5% of GR Michigan, respectively; third parties obtained 4% as part of the agreements, such that GR Michigan has a 13% non-controlling interest (Note 23.2). These parties, except the CEO, obtained the same interests in Canopy; the CEO obtained 92.5% of Canopy Management, of which 87% was acquired by the Company in January 2023 (Note 23.3); all payments necessary for the Company to exercise its option to acquire 87% of Canopy were equal to payments made by Canopy to purchase a controlling 60% interest of Golden Harvests. Interest payments of $59,400 were made on the business acquisition payable of $360,000 (Note 5.1).

18.	FINANCIAL INSTRUMENTS

18.1	Market Risk (Including Interest Rate Risk, Currency Risk and Other Price Risk)

Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk reflects interest rate risk, currency risk and other price risks.

18.1.1	Interest Rate Risk

At October 31, 2023, and 2022, the Company’s exposure to interest rate risk relates to long-term debt and finance lease obligations; each of these items bears interest at a fixed rate.

18.1.2	Currency Risk

As at October 31 2023, the Company had a portion of its accounts payable and accrued liabilities denominated in Canadian dollars which amounted to CAD$190,169. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar.

18.1.3	Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk and a change in the price of cannabis. The Company is not exposed to significant other price risk.

Pg 40 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

18.2	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a loss for the other party by failing to pay for its obligation.

Credit risk to the Company is derived from cash and trade accounts receivable. The Company places its cash in deposit with United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit by primarily selling on a cash-on-delivery basis.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the FDIC up to $250,000. At October 31, 2023 and October 31, 2022, the Company had $8,108,247 and $832,384 in excess of the FDIC insured limit, respectively.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is assessed on a case-by-case basis and a provision is recorded where required.

The carrying amount of cash, accounts receivable, and notes receivables represent the Company’s maximum exposure to credit risk; the balances of these accounts are summarized in the following table:

	October 31, 2023	October 31, 2022
	$	$
Cash	8,858,247	1,582,384
Accounts receivable	2,109,424	1,643,959
Notes receivable	1,430,526	-
Total	12,398,197	3,226,343

The allowance for doubtful accounts at October 31, 2023, was $165,347 (October 31, 2022 - $264,719).

As at October 31, 2023 and October 31, 2022, the Company’s trade accounts receivable and notes receivable were aged as follows:

	October 31, 2023	October 31, 2022
	$	$
Current	1,079,657	872,100
1-30 days	475,909	336,149
31 days older	616,574	614,022
Total trade accounts receivable	2,172,140	1,822,271
GST /HST	102,631	86,407
Provision for bad debt	(165,347)	(264,719)
Total accounts receivable	2,109,424	1,643,959

Major customers are defined as customers that each individually account for greater than 10% of the Company’s annual revenues. During the year ended October 31, 2023, there was no major customer that accounted for greater than 10% of revenues (2022 – one major customer accounted for 14% of revenues). There were no customers with accounts receivable balances greater than 10% at October 31, 2023 and 2022.

Pg 41 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

18.3	Liquidity Risk

Liquidity risk is the risk that an entity will have difficulties in paying its financial liabilities.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At October 31, 2023 and 2022, the Company’s working capital accounts were as follows:

	October 31, 2023	October 31, 2022
	$	$
Cash	8,858,247	1,582,384
Current assets excluding cash	8,563,290	6,327,629
Total current assets	17,421,537	7,910,013
Current liabilities	(13,004,181)	(5,315,904)
Working capital	4,417,356	2,594,109

The contractual maturities of the Company’s liabilities occur over the next five years are as follows:

	Year 1	Over 1 Year - 3 Years	Over 3 Years - 5 Years
	$	$	$
Accounts payable and accrued liabilities	2,359,750	-	-
Lease liabilities	824,271	1,116,399	978,013
Convertible debentures	-	-	2,412,762
Debt	1,285,604	102,913	-
Business acquisition consideration payable	360,000	-	-
Total	4,829,625	1,219,312	3,390,775

18.4	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, current portions of debt and debentures payable, unearned revenue, and interest payable approximate their fair values because of the short-term nature of these items.

18.5	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Pg 42 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

The carrying values of the financial instruments at October 31, 2023, are summarized in the following table:

	Level in fair value hierarchy	Amortized Cost	FVTPL
		$	$
Financial Assets
Cash	Level 1	8,858,247	-
Accounts receivable	Level 2	2,109,424	-
Warrants asset	Level 2		1,361,366

Financial Liabilities
Accounts payable and accrued liabilities	Level 2	2,359,750	-
Debt	Level 2	1,388,517	-
Convertible debentures	Level 2	2,412,762
Business acquisition consideration payable	Level 2	360,000	-
Derivative liabilities	Level 2		7,808,500

During the year ended October 31, 2023, there were no transfers of amounts between levels.

19.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the years ended October 31, 2023, and 2022 are as follows:

	2023	2022
	$	$
Office, banking, travel, and overheads	1,960,696	$1,929,385
Professional services	585,342	456,532
Salaries and benefits	3,919,839	3,466,319
Total	$6,465,877	$5,852,236

20.	INCOME TAXES

As the Company operates in the legal cannabis industry, certain subsidiaries of the Company are subject to the limits of IRC Section 280E for U.S. federal income tax purposes. Under IRC Section 280E, these subsidiaries are generally only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss recognized for financial reporting purposes.

The Company is treated as a U.S. corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company for Canadian income tax purposes as defined in the Income Tax Act (Canada). As a result, the Company is subject to taxation both in Canada and the United States. The Company is also subject to state income taxation in various state jurisdictions in the United States. The Company’s income tax is accounted for in accordance with IAS 12 Income Taxes.

Pg 43 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

For the tax years ended October 31, 2023, and 2022 income tax expense consisted of:

	2023	2022
	$	$
Current expense:
Federal	498,435	217,571
State	68,861	27,787
Adjustment to prior years provision versus statutory tax returns	273,994	-
Total current expense:	841,290	245,358
Deferred expense (benefit):
Federal	(1,354,696)	(990,452)
State	(389,828)	(350,374)
Change in unrecognized deductible temporary differences	1,274,166	1,340,826
Total deferred (benefit):	(470,358)	-
Total income tax expense:	370,932	245,358

The difference between the income tax expense for the years ended October 31, 2023 and 2022 and the expected income taxes based on the statutory tax rate applied to income (loss) before income tax is as follows:

	2023	2022
	$	$
Income (loss) before income taxes and noncontrolling interest	(291,388)	665,309
Statutory tax rates	24.46%	27.25%
Expected income tax (recovery)	(71,275)	181,297
Change in statutory tax rates and FX rates	21,890	92,662
Nondeductible expenses	1,069,536	38,802
Deferral adjustments	(1,189,931)	(1,374,372)
Change in unrecognized deductible temporary differences	1,274,166	1,340,826
Net operating loss	(1,323,949)	-
Fiscal year to calendar year adjustment	316,501	(33,856)
Adjustment to prior years provision versus statutory tax returns	273,994	-
Total income tax expense:	370,932	245,358

The following tax assets arising from temporary differences and non-capital losses have been recognized in the consolidated financial statements for the years ended October 31, 2023 and 2022:

	2023	2022
	$	$
Property, plant and equipment	127,305	-
Inventory	127,846	-
ROU Leases	(108,206)	-
Net Operating Loss Carryforward (federal)	318,614	-
Net Operating Loss Carryforward (state)	4,799	-
Net deferred tax assets	470,358	-

Pg 44 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not taxable until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and temporary differences related to property, plant and equipment and inventory, and have been offset against deferred income tax liabilities. As of October 31, 2023, Grown Rogue International Inc. has estimated Canadian non-capital losses of CAD$9,000,490. These Canadian non-capital losses are available to be carried forward, to be applied against Grown Rogue International Inc.’s taxable income earned in Canada over the next 20 years and expire between 2030 and 2042. The deferred tax benefit of these Canadian tax losses has not been set up as an asset as it is not probable that sufficient taxable profits will be available for Canadian tax purposes to realize the carryforward of unused tax losses. Additionally, the deferred tax benefit of capitalized transaction costs and startup costs have not been setup as a deferred tax asset since it is not probable that the Company would be able to realize these deductible temporary differences for U.S. tax purposes.

The Company operates in various U.S. state tax jurisdictions and is subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain. In accordance with IAS 12, the Company recognizes the benefits of uncertain tax positions in our consolidated financial statements only after determining that it is more likely than not that the uncertain tax positions will be sustained. For the years ended October 31, 2023 and 2022, the Company did not record an accrual for uncertain tax positions.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. There are no positions for which it is reasonably possible that the uncertain tax benefit will significantly increase or decrease within twelve months. The Company files income tax returns in the United States, including various state jurisdictions, and in Canada, which remain open to examination by the respective jurisdictions starting with the 2018 tax year to the present.

U.S. Federal and state tax laws impose restrictions on net operating loss carryforwards in the event of a change in ownership of the Company, as defined by the IRC Section 382. The Company does not believe that a change in ownership, as defined by IRC Section 382, has occurred but a formal study has not been completed.

U.S. Congress passed the Inflation Reduction Act in August 2022. The Company does not anticipate any impact to its income tax provision as a result of the new U.S. legislation.

21.	CAPITAL DISCLOSURES

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

-	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern.

-	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

-	to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

Pg 45 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

The Company’s principal source of capital is from the issuance of common shares and debt. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirement.

22.	SEGMENT REPORTING

Geographical information relating to the Company’s activities is as follows:

Segments	Oregon	Michigan	Other	Services	Total
	$	$	$	$	$
Non-current assets other than financial instruments:
As at October 31, 2023	6,640,932	4,016,861	1,361,366	-	12,019,159
As at October 31, 2022	4,719,260	3,741,309	-	-	8,460,569

Year ended October 31, 2023:
Net revenue	11,001,261	11,422,908	-	929,016	23,353,185
Gross profit	5,259,439	6,791,700	-	620,375	12,671,514
Gross profit before fair value adjustments	4,615,259	6,653,234	-	620,375	11,888,868

Year ended October 31, 2022:
Net revenue	8,852,104	8,905,179	-	-	17,757,283
Gross profit	3,039,159	5,083,919	-	-	8,123,078
Gross profit before fair value adjustments	3,089,302	5,440,542	-	-	8,529,844

23.	NON-CONTROLLING INTERESTS

The changes to the non-controlling interest for the years ended October 31, 2023 and 2022 are as follows:

	October 31, 2023	October 31, 2022
	$	$
Balance, beginning of period	2,006,479	2,033,986
Non-controlling interest’s 13% share of GR Michigan	-	-
Non-controlling interest’s 100% share of Canopy	(129,279)	(27,507)
Acquisition of 87% of Canopy	(893,483)	-
Balance, end of period	983,717	2,006,479

Pg 46 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

23.1	Non-controlling Interest in GR Michigan

	October 31, 2023	October 31, 2022
	$	$
Current assets	-	-
Net loss for the period	-	-

Nine percent (9%) of GR Michigan is owned by officers and directors of the Company; this ownership is pursuant to an agreement that included their loans made to GR Michigan (Note 17.4), and 4% of GR Michigan owned by a third party. The total non-controlling ownership, including ownership by officers and directors, is 13%.

23.2	Non-controlling Interest in Canopy

	October 31, 2023	October 31, 2022
	$	$
Current assets	4,192,902	3,200,701
Non-current assets	4,016,860	3,741,309
Current liabilities	2,048,167	2,337,695
Non-current liabilities	253,340	715,461
Net loss for the period attributed to non-controlling interest	(129,279)	(27,507)

In January of 2023, GR Unlimited exercised its option to acquire 87% of the membership units of Canopy from the CEO. Prior to this, ninety-six percent (96%) of Canopy was owned by officers and directors of the Company, and four percent (4%) was owned by a third party. Ownership by officers and directors, excluding the CEO, was pursuant to agreements which caused their ownership of Canopy to be equal to their ownership in GR Michigan (Note 23.2), which total 3.5%. The CEO owned 92.5% of Canopy, which was analogous to the CEO’s 5.5% ownership of GR Michigan, and an additional 87% of Canopy, which was and is equal to the Company’s 87% ownership of GR Michigan. Following GR Unlimited’s acquisition of 87% of the membership units of Canopy in January of 2023, Canopy became owned 87% by GR Unlimited; 7.5% by officers and directors; and 5.5% by the CEO.

24.	LEGAL MATTERS

On September 22, 2022, the SEC issued an Order Instituting Proceedings pursuant to Section 12(j) of 1934 Act, against the Company alleging violations of the 1934 Act, as amended, and the rules promulgated thereunder, by failing to timely file periodic reports. Section 12(j) authorizes the SEC as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the SEC finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the 1934 Act, as amended, or the rules promulgated thereunder. The Company has filed an answer to the Order Instituting Proceedings and is seeking a hearing in the matter. The Company is currently fully compliant with all of their filings, is vigorously defending itself in the matter, and is preparing to re-register its security if necessary.

Pg 47 of 48

Grown Rogue International Inc.

Notes to the Consolidated Financial Statements

For the Years Ended October 31, 2023 and 2022

Expressed in United States Dollars, unless otherwise indicated

25.	SUBSEQUENT EVENTS

25.1	Purchase of Ross Lane, Oregon Farm Property

On January 12, 2024, the Company executed the option to purchase the Ross Lane property located in Central Point, Oregon for total consideration of $1,525,000.

25.2	New Jersey Retail Investment

On January 17, 2024, the Company announced that it formed Grown Rogue Retail Ventures LLC and signed a definitive agreement on January 16, 2024, to invest in and support Nile of NJ LLC, a company that is developing an adult-use dispensary in West New York, New Jersey. The investment is in the form of a secured note, in which the Company advanced $500,000 pursuant to this secured note on February 13, 2024. These retail operations will be supported with products from a cultivation facility under development.

Pg 48 of 48